UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER:	000-55115
CUSIP NUMBER:	299765107

(Check One):	[X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	DECEMBER 31, 2015

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

EVENTURE INTERACTIVE, INC.
Full Name of Registrant

Former Name if Applicable

3420 Bristol Street, 6th Floor
Address of Principal Executive Office (Street and Number)

Costa Mesa, CA 92626
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its annual report on Form 10-K for the period ended December 31, 2015 within the prescribed time period due to a situation where workload exceeds available personal.  As a result the Company's auditors will not be able to complete a review of the files by the filing deadline of March 30, 2016.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gannon Giguiere, President	855	986-5669
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
The Company expects to report a net operating loss of approximately $8,671,591 for the twelve months ended December 31, 2015, as compared to a net operating loss of $23,522,870 in the same period ended December 31, 2014; and to report a net loss of approximately $17,451,008 for the twelve months ended December 31, 2015, as compared to a net loss of $23,381,550 in the prior comparative period.
The substantive decrease to operating costs is predominantly the result of decreased stock-based compensation in the current period,  from $19,523,914 in 2014 to $5,319,767 in 2015.
Other expenses during the twelve months ended December 31, 2015 include a loss on the change of the fair value of derivative liabilities of $5,855,432 compared to a gain of $149,431 in the prior comparative period, loss on debt extinguishment of $1,307,460 compared to nil in the prior period, and interest expenses of $1,616,525 (2015) as compared to only $8,111 as at December 31, 2014.

EVENTURE INTERACTIVE, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2016	By:	/s/ Gannon Giguiere
		Name:	Gannon Giguiere
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).